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                                          UNITED STATES SECURITIES AND EXCHANGE COMMISSION                 OMB Approval
FORM 4                                               WASHINGTON, D.C. 20549                              ---------------------------
|_| Check this box if no                                                                                  OMB Number 3235-0287
    longer subject to                                                                                     Expires: January 31, 2005
    Section 16. Form 4                      STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                  Estimated average burden
    or Form 5                                                                                             Hours per response....0.5
    obligations may                                                                                      ---------------------------
    continue Instruction
    1(b).
                               Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                          Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                                                of the Investment Company Act of 1940

(Print or Type Responses)
---------------------------------------- --------------------------------------------------- ---------------------------------------
1. Name and Address of Reporting Person* 2.  Issuer Name and Ticker or Trading Symbol        6.  Relationship of Reporting Person(s)
                                                                                                 to Issuer
                                                                                                     (Check all applicable)
  KEET           ERNEST            E.        MERCATOR SOFTWARE, INC. (MCTR)                    X  Director            10% Owner
---------------------------------------- ---------------------------------------------------  ---                 ---
 (Last)          (First)        (Middle) 3.  IRS Identification   y     4.  Statement for         Officer (give       Other (specify
                                             Number of Reporting            Month/Day/Year    --- title below)    --- below)
 c/o Mercator Software, Inc.                 Person, if an entity
45 Danbury Road                              (Voluntary)
----------------------------------------                                 ------------------- ---------------------------------------
              (Street)                                                   5. If Amendment,    7.  Individual or Joint/Group Filing
                                                                            Date of Original                 (Check Applicable Line)
                                                                            (Month/Year)        X Form filed by One Reporting Person
                                                                                               ---
                                                                            12/23/2002            Form filed by More than One
Wilton         CT             06897                                                            ---Reporting Person
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(City)       (State)          (Zip)           TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1.Title of Security                      2.Trans- 2A.     3.Trans-   4. Securities Acquired    5. Amount of   6. Owner- 7.Nature of
 (Instr. 3)                              action   Deemed    action      (A) or Disposed of       Securities      ship     Indirect
                                         Date     Execu-    Code        (D) (Instr. 3, 4       Beneficially      Form:   Beneficial
                                                  tion      if          and 5)                 Owned Following   Direct    Owner-
                                                  Date,   (Instr. 8)                           Reported Trans-   (D) or     ship
                                                  if any  --------- -----------------------    action(s)       Indirect
                                                                                                                 (I)
                                         (Month/  (Month/                      (A)
                                          Day/     Day/                         or             (Instr. 3 and
                                          Year)    Year)   Code   V   Amount   (D)     Price          4)       (Instr. 4)  (Instr.4)
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                                                                                                                           See
Common Stock                                                                                      250,000          I       Note 1
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                                                                                                                           See
Common Stock                                                                                      413,761          I       Note 2
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                                                                                                                           See
Common Stock                                                                                      284,884          I       Note 3
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                                                                                                                           See
Common Stock                                                                                      499,136          I       Note 4
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Common Stock                                                                                      121,086          D
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                  SEC 1474 (9-02)

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FORM 4 (CONTINUED)          TABLE II-- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
------------ ---------- --------- ------ ---------- ------------ ------------- ----------- -------- --------- ---------- ---------
1.Title of   2.Conver-  3.Trans-  3A.    4.Trans-  5.Number of  6.Date Exer-  7.Title and 8.Price  9.Number  10.Owner-  11.Nature
  Derivative   sion       action  Deemed   action    Derivative   cisable and   Amount of   of       of        ship        of
  Security     or         Date,   Execu-   Code      Securities   Expiration   Underlying   Deriv-   Deriv-    Form      Indirect
  Instr. 3)    Exercise   if any  tion    (Instr.    Acquired     Date         Securities   Ative    ative     of        Beneficial
               Price of  (Month/  Date,    8)         (A)or       (Month/Day/  (Instr. 3    Secur-   Secur-    Deriv-    Ownership
               Deri-       Day/   if any             Disposed of  Year)        and 4)       ity      ities     ative     (Instr.4)
               vative     Year)                      (D)(Instr.                             (Instr   Bene-     Security:
               Security           (Month/            3, 4 and 5)                            5)      ficially   Direct
                                   Day/                                                              Owned     (D) or
                                   Year)                                                             Follow-   Indirect
                                         ---- --- ----- ----- ------- ------- ------- ------         ing Rep-  (I)
                                         Code  V   (A)   (D)  Date    Expira-  Title  Amount         orted     (Instr.
                                                              Exer-   tion            or             Transac-   4)
                                                              cisable Date            Number         tion(s)
                                                                                      of            (Instr.4)
                                                                                      Shares
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Stock Option   $1.50      8/15/02         A       10,000      8/15/03 8/15/12  Common 10,000         10,000       D
(right to buy) per share                                                       Stock
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Stock Option   $0.94      12/18/02        A       30,000     12/18/03 12/18/12 Common 30,000         30,000       D
(right to buy) per share                                                       Stock
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Explanation of Responses:
1.   The reporting person is the President of Vanguard Atlantic, Limited, record holder of these shares. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
2.   The reporting person is the trustee of the Ernest E. Keet 1997 Grantor Retained Annuity Trust, record holder of these shares.
     The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
3.   The reporting person is a trustee of the Ernest E. & Nancy R. Keet Foundation, record holder of these shares. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
4.   The reporting person is a trustee of the Ernest E. & Nancy R. Keet Family Trust, record holder of these shares. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
                                                                                     /s/ ERNEST E. KEET               4/4/2003
                                                                                 -----------------------------    ------------------
                                                                                 **Signature of Reporting Person         Date
                                                                                         ERNEST E. KEET
**Intentional misstatements or omissions of facts constitute
  Federal Criminal Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently
valid OMB control number.                                                                                                     Page 2
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